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November 26, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control -- Edgar

RE: Post-Effective Amendment No. 51 on Form N-4
RiverSource Retirement Advisor 4 Advantage Variable Annuity
RiverSource Retirement Advisor 4 Select Variable Annuity
RiverSource Retirement Advisor 4 Access Variable Annuity
File Nos. 333-79311/811-07355

Dear Commissioners:

On behalf of RiverSource Variable Account 10("Registrant"), RiverSource Life Insurance Company ("Company") is filing Post-Effective Amendment No. 51("Amendment No. 51") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). The purpose of this filing is to supplement the prospectus for RiverSource Retirement Advisor 4 Advantage Variable Annuity,RiverSource Retirement Advisor 4 Select Variable Annuity and RiverSource Retirement Advisor 4 Access Variable Annuity.

This supplement describes increase in charges for the Accumulation Benefit rider and SecureSource riders, effective for contracts purchased on or after Jan. 26, 2009. It also describes restrictions regarding Portfolio Navigator's models availability with the Accumulation benefit rider.

The prospectus and the combined Statement of Additional Information relating to the above-listed variable annuities filed with Post-Effective Amendment No. 49 to Registration Statement No. 333-139759 on or about April 24, 2008, have been incorporated by reference to this Amendment No.51.

Registrant intends this filing to serve as a Template Supplement Filing for a New York version of the RiverSource Retirement Advisor 4 Advantage Variable Annuity, RiverSource Retirement Advisor 4 Select Variable Annuity and RiverSource Retirement Advisor 4 Access Variable Annuity,file Nos. 333-91691/811-07623 filed on Form N-4. Registrant will submit a request in accordance with Rule 485(b)(1)(vii) under 1933 Act, under separate cover.

Pursuant to Rule 461, Registrant respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on January 9, 2009.

If there is anything I can do to expedite review of the enclosed Amendment No. 51 or if you have any questions regarding this filing, please contact me at
(612) 671-2237 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Rodney J. Vessels
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Rodney J. Vessels
Counsel